Exhibit 99.1

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

WEIBO CORPORATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for par value)

	As of
	December 31, 2016	June 30, 2017
ASSETS
Current assets:
Cash and cash equivalents	$364,766	$224,080
Short-term investments	31,188	385,105
Accounts receivable due from third parties, net of allowances for doubtful accounts of $5,046 and $6,910 as of December 31, 2016 and June 30, 2017, respectively.	61,655	80,929
Accounts receivable due from Alibaba, net of allowances for doubtful accounts of nil and nil as of December 31, 2016 and June 30, 2017, respectively. (Note 9)	24,293	19,187
Accounts receivable due from other related parties, net of allowances for doubtful accounts of $1,483 and $1,519 as of December 31, 2016 and June 30, 2017, respectively. (Note 9)	30,106	34,557
Prepaid expenses and other current assets	66,664	70,485
Matching loan to SINA (Note 9)	—	61,360
Amount due from SINA	18,565	—

Total current assets	597,237	875,703
Property and equipment, net	22,816	25,924
Intangible assets, net	1,100	811
Goodwill	10,266	10,662
Long-term investments	399,933	419,711
Other assets	5,592	10,553

Total assets	$1,036,944	$1,343,364

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiaries of $137,256 and $160,778 as of December 31, 2016 and June 30, 2017, respectively.)
Accounts payable	$48,997	$86,565
Accrued and other liabilities	180,142	220,980
Matching loan from SINA (Note 9)	—	60,831
Deferred revenues	48,964	58,971
Amount due to SINA	—	2,885

Total current liabilities	278,103	430,232

Long-term liabilities
Long-term deferred revenues	666	476
Other long-term liabilities	817	758

Total long-term liabilities	1,483	1,234

Total liabilities	$279,586	$431,466

Commitments and contingencies (Note 13)
Shareholders' equity:
Ordinary shares: $0.00025 par value; 2,400,000 and 2,400,000 shares (including 1,800,000 Class A ordinary shares, 200,000 Class B ordinary shares and 400,000 shares to be designated) authorized; 218,076 and 221,217 shares (including 112,296 Class A ordinary shares and 108,921 Class B ordinary shares) issued and outstanding as of December 31, 2016 and June 30, 2017, respectively.	$55	$56
Additional paid-in capital	979,805	1,003,823
Accumulated other comprehensive loss	(26,994)	(16,310)
Accumulated deficit	(199,641)	(79,162)

Total Weibo shareholders' equity	753,225	908,407
Non-controlling interests	4,133	3,491

Total shareholders' equity	757,358	911,898

Total liabilities and shareholders' equity	$1,036,944	$1,343,364

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

WEIBO CORPORATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except per share data)

	Six Months Ended June 30,
	2016	2017
Revenues:
Advertising and marketing revenues
Third parties	$170,743	$310,453
Alibaba (Note 9)	23,969	20,987
SINA and other related parties (Note 9)	31,707	56,197

	226,419	387,637
Other revenues	39,756	64,937

Total revenues	266,175	452,574

Costs and Expenses
Cost of revenues	77,283	96,822
Sales and marketing	62,207	106,526
Product development	74,545	84,719
General and administrative	17,738	20,686

Total costs and expenses	231,773	308,753

Income from operations	34,402	143,821
Gain (loss) from equity method investments	(61)	210
Realized gain from investments	534	14
Investment related impairment	(4,842)	(1,384)
Interest and other income, net	3,892	4,780

Income before income tax expenses	33,925	147,441
Provision of income taxes	2,344	27,679

Net income	$31,581	$119,762
Less: Net loss attributable to non-controlling interests	(1,374)	(717)

Net income attributable to Weibo	32,955	120,479

Net income	$31,581	$119,762
Other comprehensive income (loss)
Currency translation adjustments (net of tax of nil and nil for the six months ended June 30, 2016 and 2017, respectively)	(5,337)	11,660
Available-for-Sale securities
Change in unrealized loss from available-for-sale securities (net of tax of nil and nil for the six months ended June 30, 2016 and 2017, respectively)	(1,659)	(901)

Total comprehensive income	$24,585	$130,521
Less: Comprehensive loss attributable to non-controlling interests	(1,502)	(642)

Comprehensive income attributable to Weibo	26,087	131,163

Shares used in computing net income per share attributable to Weibo:
Basic	212,903	219,281
Diluted	220,780	224,955
Income per share:
Basic	$0.15	$0.55
Diluted	$0.15	$0.54

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

WEIBO CORPORATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands)

	Ordinary Shares			Accumulated Other Comprehensive Loss
			Additional Paid-In Capital		Accumulated Deficit	Non- controlling Interests	Total Shareholders' Equity
	Shares	Amount
Balance at December 31, 2015	212,177	$53	$938,922	$(10,635)	$(307,668)	$7,357	$628,029

Issuance of ordinary shares pursuant to stock plan	2,625	1	2,034	—	—	—	2,035
Non-cash stock-based compensation	—	—	15,795	—	—	—	15,795
Net income (loss)	—	—	—	—	32,955	(1,374)	31,581
Currency translation adjustments	—	—	—	(5,209)	—	(128)	(5,337)
Net change in other comprehensive loss from available-for-sale securities	—	—	—	(1,659)	—	—	(1,659)

Balance at June 30, 2016	214,802	$54	$956,751	$(17,503)	$(274,713)	$5,855	$670,444

Balance at December 31, 2016	218,076	$55	$979,805	$(26,994)	$(199,641)	$4,133	$757,358

Issuance of ordinary shares pursuant to stock plan	3,141	1	1,392	—	—	—	1,393
Non-cash stock-based compensation	—	—	22,626	—	—	—	22,626
Net income (loss)	—	—	—	—	120,479	(717)	119,762
Currency translation adjustments	—	—	—	11,585	—	75	11,660
Net change in other comprehensive loss from available-for-sale securities	—	—	—	(901)	—	—	(901)

Balance at June 30, 2017	221,217	$56	$1,003,823	$(16,310)	$(79,162)	$3,491	$911,898

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

WEIBO CORPORATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Six Months Ended June 30,
	2016	2017
Cash flows from operating activities:
Net income	$31,581	$119,762
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,018	6,922
Stock-based compensation	15,795	22,626
Provision for allowance for doubtful accounts	1,252	4,086
Deferred income tax benefits	(129)	(59)
(Gain) Loss from equity method investments	61	(210)
Gain on sale of investments	(328)	(14)
Investment related impairment	4,842	1,384
Changes in assets and liabilities:
Accounts receivable due from third parties	(24,809)	(23,360)
Accounts receivable due from Alibaba	31,687	5,106
Accounts receivable due from other related parties	(2,485)	(4,451)
Prepaid expenses and other current assets	(11,757)	(8,992)
Other assets	282	(228)
Accounts payable	(8,187)	36,157
Accrued and other liabilities	17,388	41,670
Amount due to SINA	5,429	19,450
Deferred revenues	(3,539)	9,817

Net cash provided by operating activities	64,101	229,666

Cash flows from investing activities:
Purchases of short-term investments	(169,625)	(347,676)
Maturities of short-term investments	1,224	1,223
Investment and prepayment in long-term investments	(7,425)	(29,338)
Proceeds from disposal/refund of long-term investments	10,884	14
Purchases of property and equipment	(5,527)	(6,933)
Loan to SINA	—	(59,534)

Net cash used in investing activities	(170,469)	(442,244)

Cash flows from financing activities:
Proceeds from employee options exercised	2,092	1,449
Loan from SINA	—	62,000

Net cash provided by financing activities	2,092	63,449

Effect of exchange rate changes on cash and cash equivalents	(3,222)	8,443

Net decrease in cash and cash equivalents	(107,498)	(140,686)
Cash and cash equivalents at the beginning of the period	237,440	364,766
Cash and cash equivalents at the end of the period	$129,942	$224,080

Supplemental disclosure of cash flow information
Cash paid for income tax	$(3,383)	$(7,988)
Supplemental schedule of non-cash investing and financing activities
Property and equipment in accounts payable	$724	$3,569

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

WEIBO CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

1. Operations

        Weibo Corporation ("Weibo" or the "Company") is a leading social media for people to create, share and discover Chinese-language content. It provides an unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world. As a microcosm of the Chinese society and a cultural phenomenon in China, Weibo allows people to be heard publicly and exposed to the rich ideas, cultures and experiences of the broader world. Media outlets use Weibo as a source of news and a distribution channel for their headline news. Government agencies and officials use Weibo as an official communication channel for disseminating information timely and gauging public opinion to improve public services. Charities use Weibo to make the world a better place by launching charitable projects, seeking donations and volunteers and leveraging celebrities and organizations on Weibo to amplify their impact to society. Weibo generates its revenues mostly from advertising and marketing services, as well as from other services, including game-related services, VIP membership and data licensing.

        Incorporated in the Cayman Islands, Weibo Corporation is a controlled subsidiary of Sina Corporation (the "Parent" or "SINA"). In April 2014, the Company completed an initial public offering (the "IPO") with the new issuance of 19,320,000 Class A ordinary shares and received $306.5 million in net proceeds. Immediately prior to the completion of the IPO, all the ordinary shares held by SINA was converted into an equal number of the Class B ordinary shares, all the ordinary shares held by other shareholders was converted into an equal number of the Class A ordinary shares, and all of its outstanding preferred shares were automatically converted into 30,046,154 Class A ordinary shares. The call option held by a subsidiary of Alibaba Group was exercised to purchase 29,990,778 Class A ordinary shares from SINA and the Company. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to three votes per share. Each Class B ordinary share can be converted into one Class A ordinary share at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares.

Consolidation

        The unaudited interim condensed consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and its variable interest entities ("VIE"), of which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated. Weibo Corporation, its subsidiaries, VIE and VIE's subsidiaries together are referred to as "the Group."

WEIBO CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Operations (Continued)

        The following sets forth the Company's major subsidiaries, VIE and VIE's subsidiary:

Company	Date of Incorporation	Place of Incorporation	Percentage of Direct/ Indirect Economic Interest
Major Subsidiaries*
Weibo Hong Kong Limited ("Weibo HK")	July 19, 2010	Hong Kong	100%
Weibo Internet Technology (China) Co., Ltd. ("Weibo Technology" or "the WFOE")	October 11, 2010	PRC	100%
Major VIE and VIE's subsidiary
Beijing Weimeng Technology Co., Ltd ("Weimeng")	August 9, 2010	PRC	100%
Beijing Weibo Interactive Internet Technology Co., Ltd. ("Weibo Interactive")	Acquired in May 2013	PRC	100%

*
Weibo HK is a wholly owned subsidiary of Weibo Corporation, and Weibo Technology is a wholly owned subsidiary of Weibo HK.

        To comply with PRC laws and regulations, the Group provides a substantial amount of its services in China via the VIE, which holds critical operating licenses that enable the Group to do business in China. Most of the Group's revenues, costs and net income in China were generated directly or indirectly through the VIE. The Company, through its subsidiary, has signed various agreements with the VIE to allow the transfer of economic benefits from the VIE to the Company. The Group has determined that it is the primary beneficiary of the VIE through Weibo Technology's contractual arrangements with the VIE. Accordingly, the Company has consolidated the VIE's results of operations and assets and liabilities in the Group's unaudited interim condensed consolidated financial statements pursuant to the United States Generally Accepted Accounting Principles ("US GAAP") for all the periods presented.

        Shareholders of the VIE are certain nominee shareholders of the Company or SINA. The capital for their investments in the VIE is funded by the Company and recorded as interest-free loans to these individuals. These loans were eliminated with the capital of the VIE during consolidation. Each shareholder of the VIE has agreed to transfer his equity interest in the VIE to Weibo Technology when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIE, including without limitation the right to appoint all directors of the VIE, have been assigned to Weibo Technology. Weibo Technology has also entered into exclusive technical service agreements with the VIE under which Weibo Technology provides technical and other services to the VIE in exchange for substantially all net income of the VIE. In addition, the shareholders of the VIE have pledged their shares in the VIE as collateral for the non-payment of loans or for the technical and other services fees due to Weibo Technology.

WEIBO CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Operations (Continued)

        The following table sets forth the assets, liabilities, results of operations and cash flows of the VIE and VIE's subsidiaries taken as a whole, which are included in the Group's unaudited interim condensed consolidated balance sheets and statements of comprehensive income:

	As of
	December 31, 2016	June 30, 2017
	(In thousands)
Total assets	$276,330	$331,368
Total liabilities	$308,990	$360,379

	Six Months ended June 30,
	2016	2017
	(In thousands)
Net revenues	$207,859	$353,776
Net income (loss)	$(11,356)	$4,528

	Six Months ended June 30,
	2016	2017
	(In thousands)
Net decrease in cash and cash equivalents	$(77,377)	$(22,417)

        Under the contractual arrangements with the VIE, the Company has the power to direct activities of the VIE through Weibo Technology and can have assets transferred freely out of the VIE without restrictions. Therefore, the Company considers that there is no asset of the VIE that can only be used to settle obligations of the VIE and VIE's subsidiaries, except for the registered capital and non-distributable reserve funds of the VIE and VIE's subsidiaries, amounting to $56.2 million and $56.2 million as of December 31, 2016 and June 30, 2017, respectively. Since the VIE is incorporated as limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIE. As the Company is conducting certain businesses mainly through the VIE, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

        Unrecognized revenue-producing assets held by the VIE include the Internet Content Provision License, the Online Culture Operating Permit, and the domain names of Weibo.com, Weibo.cn and Weibo.com.cn. Recognized revenue-producing assets held by the VIE include customer lists relating to game-related services, game platform technology and a non-compete agreement, which were acquired mostly through acquisitions. Unrecognized revenue-producing assets, including customer lists relating to advertising and marketing services, game-related services, VIP membership and data licensing, as well as trademarks, are also held by Weibo Technology.

WEIBO CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Operations (Continued)

        The following is a summary of the VIE agreements:

        Loan Agreements.    The Company's wholly owned subsidiary Weibo Technology has granted interest-free loans to each shareholder of the VIE with the sole purpose of providing funds necessary for capital injection into the VIE. The terms of the loans are for ten years, and Weibo Technology has the right to, at its own discretion, shorten or extend the terms of the loans, if necessary. These loans were eliminated with the capital of the VIE during consolidation.

        Share Transfer Agreements.    Each shareholder of the VIE has granted Weibo Technology an option to purchase his shares in the VIE at a purchase price equal to the amount of the capital injection. Weibo Technology may exercise such option at any time until it has acquired all of the shares of the VIE, subject to applicable PRC laws. The option will be effective until the earlier of (i) the shareholders of the VIE and Weibo Technology have fully performed their obligations under this agreement, and (ii) the respective shareholders of the VIE and Weibo Technology agree to terminate the share transfer agreement in writing.

        Loan Repayment Agreements.    Each shareholder of the VIE has agreed with Weibo Technology that the interest-free loans under the loan agreements shall only be repaid through share transfer. Once the share transfers are completed, the purchase price for the share transfer will be set off against the loan repayment.

        Agreements on Authorization to Exercise Shareholder's Voting Power.    Each shareholder of the VIE has authorized Weibo Technology to exercise all his voting power as a shareholder of the VIE on all matters requiring shareholders' approval under PRC laws and regulations and the articles of association of the VIE, including without limitation to the appointment of directors, transfer, mortgage or dispose of the VIE's assets, transfer of any equity interest in the VIE, and merger, split, dissolution and liquidation of the VIE. The authorizations are irrevocable and will not expire until the VIE dissolves.

        Share Pledge Agreements.    Each shareholder of the VIE has pledged all of his shares in the VIE and all other rights relevant to the share rights to Weibo Technology, as a collateral security for his obligations to pay off all debts to Weibo Technology, under the loan agreement and for the payment obligations of the VIE under the trademark license agreement and the technical services agreement. In the event of default of any payment obligations, Weibo Technology will be entitled to certain rights, including transferring the pledged shares to itself and disposing the pledged shares through sale or auction. During the term of each agreement, Weibo Technology is entitled to receive all dividends and distributions paid on the pledged shares. The pledges will be effective until the earlier of (i) the VIE and the shareholders of the VIE have fully performed their obligations under the above-referred agreements, and (ii) Weibo Technology unilaterally consents to terminate the respective share pledge agreement.

        Exclusive Technical Services Agreement, Exclusive Sales Agency Agreement and Trademark License Agreement.    The VIE has entered into an exclusive technical services agreement, an exclusive sales agency agreement and a trademark license agreement with Weibo Technology. Under the exclusive technical services agreement, Weibo Technology is engaged to provide technical services for the VIE's online advertising and other related businesses. Under the exclusive sales agency agreement, the VIE has granted Weibo Technology the exclusive right to distribute, sell and provide agency services for all

WEIBO CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Operations (Continued)

the products and services provided by the VIE. The term of the technical service agreement and the sales agency agreement will not expire until the VIE dissolves.

        Due to its control over the VIE, Weibo Technology has the right to determine the service fee to be charged to the VIE under these agreements. By considering, among other things, the technical complexity of the service, the actual cost that may be incurred for providing such service, the operations of the VIE, applicable tax rates, planned capital expenditure and business strategies.

        Under the trademark license agreement, Weibo Technology has granted the VIE trademark licenses to use its trademarks for specific areas, and the VIE is obligated to pay license fees to Weibo Technology. The term of the agreement is for one year and is automatically renewed provided that there is no objection from Weibo Technology.

        The Company believes that the contractual arrangements among its subsidiary, VIE and VIE's shareholders are in compliance with the current PRC laws and legally enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company's ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIE and VIE's subsidiaries in the unaudited interim condensed consolidated financial statements. The Company's ability to control the VIE also depends on the authorization by the shareholders of the VIE to exercise voting rights on all matters requiring shareholder approval in the VIE. The Company believes that the agreements on authorization to exercise shareholder's voting power are legally enforceable. In addition, if the legal structure and contractual arrangements with the VIE were found to be in violation of any future PRC laws and regulations, the Company may be subject to fines or other actions. The Company believes the possibility that it will no longer be able to control and consolidate the VIE will occur as a result of the aforementioned risks and uncertainties are remote.

2. Significant Accounting Policies

Basis of presentation

        In the opinion of the Company, the accompanying unaudited interim condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of June 30, 2017, its results of operations and cash flows for the six months ended June 30, 2016 and 2017. The consolidated balance sheet at December 31, 2016, was derived from audited annual financial statements included in the Company's Annual Report on Form 20-F filed on April 27, 2017, but does not contain all of the footnote disclosures from the annual financial statements.

        The preparation of the Group's unaudited interim condensed consolidated financial statements is in conformity with US GAAP. The unaudited interim condensed consolidated financial statements include the accounts of Weibo, its wholly owned subsidiaries, VIE, and VIE's subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of estimates

        Conformity with US GAAP requires the use of estimates and judgments that affect the reported amounts in the unaudited interim condensed consolidated financial statements and accompanying notes.

WEIBO CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

These estimates form the basis for judgments the management makes about the carrying values of the assets and liabilities, which are not readily apparent from other sources. GAAP requires making estimates and judgments in several areas, including, but not limited to, the basis of consolidation, revenue recognition, fair value accounting, income taxes, goodwill and other long-lived assets, allowances for doubtful accounts, stock-based compensation, and the estimated useful lives of assets. The management bases the estimates and judgments on historical information and on various other assumptions that management believes are reasonable under the circumstances. Actual results could differ materially from such estimates.

Revenue recognition

Advertising and marketing revenues

        Advertising and marketing revenues are derived principally from online advertising, including social display ads and promoted marketing. Social display ad arrangements allow customers to place advertisements on particular areas of the Group's platform in particular formats and over particular periods of time, which is typically no more than three months. The Group enters into cost per mille ("CPM"), or cost per thousand impressions, advertising arrangements with the customers, under which the Group recognizes revenues based on the number of times that the advertisement has been displayed. The Group also enters into cost per day ("CPD") advertising arrangements with customers, under which the Group recognizes revenues ratably over the contract periods.

        Revenues are recognized only when the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) the price is fixed or determinable; (3) the service is performed; and (4) collectability of the related fee is reasonably assured. The majority of the Group's revenue transactions are based on standard business terms and conditions, which are recognized net of agency rebates. Advertising arrangements involving multiple deliverables are broken down into single-element arrangements based on their relative selling price for revenue recognition purposes. For multiple-deliverable revenue arrangements, it is required that the arrangement consideration to be allocated to all deliverables at the inception of the arrangement on the following basis: (a) vendor-specific objective evidence (VSOE) of selling price, if it exists, otherwise, (b) third-party evidence (TPE) of the selling price. If neither (a) nor (b) exists, then use (c) management's best estimate of the selling price of the deliverable. The Group primarily uses VSOE to allocate the arrangement consideration if such selling price is available. For the deliverables that have not been sold separately, the best estimate of the selling price (BESP) is used, which has taken into consideration of the pricing of advertising areas of the Group's platform with similar popularity and advertisements with similar format and quoted prices from competitors and other market conditions. Revenues recognized with reference to BESP were immaterial for all periods presented. The Group recognizes revenues on the elements delivered and defers the recognition of revenues for the undelivered elements until the remaining obligations have been satisfied.

        Revenues from barter transactions are recognized during the period in which the advertisements are displayed on the Group's properties. Barter transactions in which physical goods or services are received in exchange for advertising services are recorded based on the fair values of the goods or services received. Revenues from barter transactions were immaterial for all periods presented.

WEIBO CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

Other revenues

        The Group generates other revenues principally from fee-based services, including game-related services, VIP membership and data licensing. Revenues from these services are recognized over the periods in which the services are performed, provided that no significant obligations remain, collection of the receivable is reasonably assured and the amounts can be accurately estimated.

        Game-related services.    Game-related service revenues are mostly generated from the sale of virtual items from games operated by the Group. The Group collects payments from the game players in connection with the sale of virtual currency, which are converted into in-game credits (game tokens) that can be used to purchase virtual items in the third-party developed games. The Group remits certain predetermined percentages of the proceeds to the game developers when the virtual currency is converted into in-game credits.

        The Group has determined that the game developers are the primary obligors for the game-related service given that the game developers are responsible for developing, maintaining and updating the game related services and have reasonable latitude to establish the prices of virtual items for which in-game credits are used. The Group views the game developers to be its customers, and the Group's primary responsibility is to promote the games of the developers, provide virtual currency exchange service, maintain the platform for game players to easily access the games and offer customer support to resolve registration, log-in, currency exchange and other related issues. Accordingly, the Group records game-related revenue, net of predetermined revenue sharing with the game developers.

        Virtual currencies in general are not refundable once they have been sold unless there are unused in-game credits at the time a game is discontinued. Sale of virtual currencies net of the game developer proceeds are recognized as revenues over the estimated consumption period of in-game virtual items, which is typically from a few days to one month after the purchase of in-game credits.

        VIP membership.    VIP membership is a service package consisting of user certification and preferential benefits, such as daily priority listings and higher quota for following user accounts. Prepaid VIP membership fees are recorded as deferred revenue and recognized as revenue ratably over the contract period of the membership service.

        Data licensing.    The Group began to offer data licensing arrangements that allow its customers to access, search and analyze historical and real-time data on its platform. The data licensing arrangement is for a fixed period, typically one year, and such revenue is recognized ratably over the contract period.

Cost of revenues

        Cost of revenues consists mainly of costs associated with the maintenance of platform, which primarily include bandwidth and other infrastructure costs, labor cost and turnover taxes levied on the revenues, part of which were allocated from SINA. The Group presents taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction on a gross basis in the financial statements. The Group is subject to 6.7% Value-Added Tax ("VAT") and surcharges for its revenues and an additional 3% cultural business construction fees for its advertising and marketing revenues.

WEIBO CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

Sales and Marketing Expenses

        Sales and marketing expenses consist mainly of online and offline advertising and promotional expenses, salary, benefits and commission expenses, and facility expenses. Advertising and promotional expenses generally represent the expenses of promotions of corporate image and product marketing. The Group expenses all advertising and promotional expenses as incurred and classifies these expenses under sales and marketing expenses.

Product development expenses

        Product development expenses consist mainly of payroll-related expenses and infrastructure costs incurred for enhancement to and maintenance of the Group's platform, as well as costs associated with new product development and product enhancements, part of which were allocated from SINA. The Group expenses all costs incurred for the planning and post implementation phases of development and costs associated with repair or maintenance of the existing site or the development of platform content. Since inception, the amount of costs qualifying for capitalization has been immaterial and, as a result, all product development costs have been expensed as incurred.

Stock-based compensation

        All stock-based awards to employees and directors, such as stock options and restricted share units ("RSUs"), are measured at the grant date based on the fair value of the awards. Stock-based compensation, net of forfeitures, is recognized as expenses on a straight-line basis over the requisite service period, which is the vesting period.

        The Group uses the Black-Scholes option pricing model to estimate the fair value of stock options. The determination of estimated fair value of stock-based payment awards on the grant date using an option pricing model is affected by the fair value of the Company's ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected value volatility of the Company over the expected term of the awards, actual and projected employee stock option exercise behaviors, a risk-free interest rate and expected dividends, if any. Options granted generally vest over four years.

        The Group recognizes the estimated compensation cost of restricted share units based on the fair value of its ordinary shares on the date of the grant. The Group recognizes the compensation cost, net of estimated forfeitures, over a vesting term of generally four years for service-based restricted share units. The Group also recognizes the compensation cost of performance-based restricted share units, net of estimated forfeitures, according to the probability of performance goal achievement at the end of each reporting period.

        Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Group uses historical data to estimate pre-vesting option and records stock-based compensation expense only for those awards that are expected to vest. See Note 6 Stock-based Compensation for further discussion on stock-based compensation.

WEIBO CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

Taxation

Income taxes

        Income taxes are accounted for using the asset and liability approach. Under this approach, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. The Group records a valuation allowance to reduce deferred tax assets to an amount for which realization is more likely than not.

Uncertain tax positions

        To assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Operating leases

        The Group leases office space under operating lease agreements with initial lease terms ranging from one to five and a half years. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease, part of which was allocated from SINA. Certain lease agreements contain rent holidays, which are recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease terms.

Cash equivalents

        The Group considers all highly liquid investments with original maturities of three months or less as cash equivalents. Cash equivalents are comprised of investments in time deposits stated at cost plus accrued interest.

Accounts receivable and allowances for doubtful accounts

        Accounts receivable are recorded and carried at the original invoiced amount less an allowance for any potential uncollectible amounts. The Group maintains an allowance for doubtful accounts which reflects its best estimate of amounts that will not be collected. The Group determines the allowance for doubtful accounts based on a historical, rolling average, bad debt rate in the prior period and other factors, such as credit-worthiness of the customers and the age of the receivable balances. The Group also provides specific provisions for bad debts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of the Group's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional bad debt allowances may be required.

WEIBO CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

Fair value measurements

Financial instruments

        All financial assets and liabilities are recognized or disclosed at fair value in the unaudited interim condensed consolidated financial statements on a recurring basis. Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

        Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

  •
  Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

  •
  Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

  •
  Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

        The carrying amount of cash and cash equivalents, short-term investments, accounts receivable due from third parties, accounts receivable due from Alibaba, accounts receivable due from other related parties, matching loan to/from SINA, amount due from/to SINA, accounts payable, accrued and other liabilities approximates fair value because of their short-term nature. See Note 12 Financial Instruments for additional information.

Long-term investments

        Long-term investments are comprised of investments in publicly traded and privately held companies. For long-term investments over which the Group does not have significant influence, the cost method of accounting is used. For long-term investments in shares that are not common stock or in-substance common stock and that do not have readily determinable fair value, the cost method accounting is used. The Group uses the equity method to account for ordinary-share-equivalent equity investments over which it has significant influence but does not own a majority equity interest or otherwise control.

        The Group monitors its investments accounted for under the cost method and equity method for other-than-temporary impairment by considering factors such as current economic and market

WEIBO CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

conditions and the operating performance of the business, including current earnings trends, undiscounted cash flows, and other company-specific information, such as recent financing rounds. Determination of the fair value, particularly for investments in privately-held companies whose revenue model is unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, the Group will write down the asset to its fair value and take the corresponding charge to the unaudited interim condensed consolidated statements of comprehensive income.

        The Group invests in marketable equity securities to meet business objectives and intends to hold the securities for more than a year from the balance sheet date. These marketable securities are reported at fair value, classified and accounted for as available-for-sale ("AFS") securities under long-term investments. The treatment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. The Group assesses its available-for-sale securities for other-than-temporary impairment by considering factors including, but not limited to, its ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Investments classified as available-for-sale securities are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive loss in shareholders' equity. If the Group determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of unrealized loss recorded in accumulated other comprehensive loss will be reclassified to net income in the unaudited interim condensed consolidated statements of comprehensive income. The fair value of the investment would then become the new cost basis of the investment and is not adjusted for subsequent recoveries in fair value.

Long-lived assets

Property and equipment

        Property and equipment are stated at cost less accumulated depreciation, amortization and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three to four years for computers and equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term.

Goodwill

        Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group's acquisitions of interests in its subsidiaries and consolidated VIE. The Group assesses goodwill for impairment in accordance with ASC Subtopic 350-20 ("ASC 350-20"), Intangibles—Goodwill and Other: Goodwill, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. US GAAP provides the option to apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. The qualitative approach starts the goodwill impairment test by

WEIBO CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

assessing qualitative factors, which by taking into consideration of macroeconomics, overall financial performance, industry and market conditions and the share price of the Group, to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If so, the quantitative impairment test is performed; otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of goodwill with its carrying value. For reporting units directly applying a quantitative assessment, the goodwill impairment test is quantitatively performed by comparing the fair values of those reporting units to their carrying amounts. The Group adopted the option to apply the qualitative approach to assess its goodwill on the relevant reporting units. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

Intangible assets other than goodwill

        Intangible assets arising from acquisitions are recognized at fair value upon acquisition and amortized on a straight-line basis over their estimated useful lives, generally from two to five years. Long-lived assets and certain identifiable intangible assets other than goodwill to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold or use is based on the amount by which the carrying value exceeds the fair value of the asset. Judgment is used in estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the asset's fair value.

Deferred revenues

        Deferred revenues consist of contractual billings in excess of recognized revenue and payments received in advance of revenue recognition, which are mainly from the customer advance of the advertising and marketing services and the sales of the fee-based services, such as VIP membership.

Non-controlling interests

        For the Company's majority-owned subsidiaries and VIE, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. To reflect the economic interest held by non-controlling shareholders, net loss attributable to the non-controlling ordinary shareholders is recorded as non-controlling interests in the Company's unaudited interim condensed consolidated statements of comprehensive income. Non-controlling interests are classified as a separate line item in the equity section of the Company's unaudited interim condensed consolidated balance sheets and have been separately disclosed in the Company's unaudited interim condensed consolidated financial statements to distinguish the interests from that of the Company.

WEIBO CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

Foreign currency

        The Company's reporting currency and functional currency are the U.S. dollar. The Group's operations in China and in international regions use their respective currencies as their functional currencies. The financial statements of these subsidiaries are translated into U.S. dollars using period-end rates of exchange for assets and liabilities and average rates of exchange in the period for revenues, costs and expenses. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders' equity. Translation gains or losses are not released to net income unless the associated net investment has been sold, liquidated, or substantially liquidated.

        Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate prevailing on the transactions dates. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in interest and other income, net.

        Net foreign currency transaction gains or losses arise from transacting in a currency other than the functional currency of the entity and the amounts recorded were immaterial for each of the periods presented.

Net Income per share

        Basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period. Options and RSUs are not considered outstanding in computation of basic earnings per share. Diluted net income per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under treasury stock method. Potential ordinary shares include options to purchase ordinary shares and RSUs, unless they were anti-dilutive. The computation of diluted net income per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income per share. The Group uses the two-class method to calculate net income per share as both classes share the same rights in dividends. Therefore, basic and diluted earnings per share are the same for both classes of ordinary shares.

Segment reporting

        In accordance with ASC 280, Segment Reporting, the Group's chief operating decision maker ("CODM"), the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. The Group currently operates and manages its business in two principal business segments globally—advertising and marketing services and other services. Information regarding the business segments provided to the Group's CODM is at the revenue level and the Group currently does not allocate operating costs or assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments. As the Group's long-lived assets are substantially all located in the PRC and substantially the Group's revenues are derived from within the PRC, no geographical information is presented.

WEIBO CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

Concentration of risks

        Concentration of credit risk.    Financial instruments that potentially subject the Group to a concentration of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. In addition, with the majority of its operations in China, the Group is subject to RMB currency risk and offshore remittance risk, both of which have been difficult to hedge and the Group has not done so. The Group limits its exposure to credit loss by depositing its cash and cash equivalents with financial institutions in the US, PRC and Hong Kong, which are among the largest and most respected with high ratings from internationally-recognized rating agencies, that management believes are of high credit quality. The Group periodically reviews these institutions' reputations, track records and reported reserves.

        As of December 31, 2016 and June 30, 2017, the Group had $393.6 million and $606.0 million, respectively, in cash and bank time deposits (with terms generally up to twelve months) with large domestic banks in China. China promulgated a Bankruptcy Law that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China's concession to WTO, foreign banks have been gradually permitted to operate in China and have become significant competitors to Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy on Chinese banks in which the Group holds cash and bank deposits has increased. In the event that a Chinese bank that holds the Group's deposits goes bankrupt, the Group is unlikely to claim its deposits back in full, since it is unlikely to be classified as a secured creditor to the bank under the PRC laws.

        Alibaba accounted for 9% and 5% of the Group's total revenues for the six months ended June 30, 2016 and 2017, respectively. No customer nor advertising agency accounted for 10% or more of the Group's revenues. The Group's top 10 advertising agencies contributed to 22% and 24% of the Group's total revenues for the six months ended June 30, 2016 and 2017, respectively.

        As of December 31, 2016 and June 30, 2017, substantially all accounts receivable were derived from the Group's China operations. Excluding accounts receivable due from Alibaba and other related parties, accounts receivable primarily consists of amounts due from advertising agencies and direct customers. Alibaba accounted for 21% and 14%, respectively, of the Group's net accounts receivables as of December 31, 2016 and June 30, 2017, while one customer accounted for 15% and 13%, respectively, at the same dates.

        Concentration of foreign currency risks.    The majority of the Group's operations were in RMB. As of December 31, 2016 and June 30, 2017, the Group's cash, cash equivalents and short-term investments balance denominated in RMB was $335.7 million and $478.5 million, accounting for 85% and 79% of the Group's total cash, cash equivalents and short-term investments balance. As of December 31, 2016 and June 30, 2017, the Group's aggregate net accounts receivable balance (including accounts receivable due from third parties, Alibaba and other related parties) denominated in RMB was $115.3 million and $133.9 million, respectively, accounting for almost all of its net accounts receivable balance. As of December 31, 2016 and June 30, 2017, the Group's current liabilities balance denominated in RMB was $267.8 million and $355.9 million, accounting for 96% and 83% of

WEIBO CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

its total current liabilities balance. Accordingly, the Group may experience economic losses and negative impacts on earnings and equity as a result of exchange rate fluctuations of the RMB. Moreover, the Chinese government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Group may experience difficulties in completing the administrative procedures necessary to remit its RMB out of the PRC and convert it into foreign currency.

Recent accounting pronouncements

        In May 2014, the Financial Accounting Standards Board ("FASB") issued, ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. generally accepted accounting principles. In April 2015, the FASB proposed a one-year delay in the effective date and companies will be allowed to early adopt as of the original effective date. The Group plans to adopt the new revenue guidance beginning in the first quarter of fiscal year 2018. The new standard also permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method). The Group currently anticipates adopting the standard using the modified retrospective method and the Group is still in the process of completing the analysis on the impact this guidance will have on its consolidated financial statements and related disclosures.

        In January 2016, the FASB issued updated guidance on financial instruments, ASU No. 2016-01, which intends to improve the recognition and measurement of financial instruments. Most prominent among the changes in the standard is the requirement for changes in the fair value of equity investments, with certain exceptions, to be recognized through net income rather than other comprehensive income. The Group plans to adopt the new guidance beginning in the first quarter of fiscal year 2018. Adoption of the standard will be applied through a cumulative-effect adjustment to retained earnings as of the effective date. The Group is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

        In February 2016, the FASB issued a new standard on leases, ASU No. 2016-02, which requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize a liability to make lease payments (the lease liability) and a right-of use representing its right to use the underlying asset for the lease term in the statements of financial position. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. This standard will be effective for the Group beginning the first quarter of fiscal year 2019. The Group is currently evaluating the impact that this new standard will have on its consolidated financial statements.

        In August 2016, the FASB issued ASU No. 2016-15, which clarifies and includes specific guidance to address diversity in how certain cash receipts and cash payments are presented and classified in the

WEIBO CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

statement of cash flows. The amendments will be effective beginning the first quarter of fiscal year 2018. Early adoption of the amendments is permitted. The amendments in this ASU should be applied using a retrospective transition method to each period presented. The Group will adopt the amendments in the fiscal year of 2018 and does not expect a significant impact on its consolidated financial statements from the new standard.

        In January 2017, the FASB issued ASU No. 2017-01, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The amendments will be effective beginning the first quarter of fiscal year 2018. Early adoption is permitted. The amendments should be applied prospectively on or after the effective date. No disclosures are required at transition. The Group will adopt the amendments in the fiscal year of 2018 and does not expect a significant impact on its consolidated financial statements from the new standard.

        In January 2017, the FASB issued ASU No. 2017-04, which simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under the amendments, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying value, which eliminates the current requirement to calculate a goodwill impairment charge by comparing the implied fair value of goodwill with its carrying amount. The amendments will be effective beginning the first quarter of fiscal year 2020. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The amendments should be applied on a prospective basis. The Group is currently evaluating the impact this new standard will have on its consolidated financial statements.

        In February 2017, the FASB issued ASU No. 2017-05, which clarifies the scope of guidance on nonfinancial asset derecognition (ASC 610-20) as well as the accounting for partial sales of nonfinancial assets. The amendments will be effective beginning the first quarter of fiscal year 2018. Early adoption is permitted but must also early adopt the new revenue standard (ASC 606). The amendments should be applied on a full or modified retrospective basis. The Group will adopt the new standard effective January 1, 2018, and does not expect a significant impact on its consolidated financial statements.

3. Cash, Cash Equivalents and Short-term Investments

        Cash, cash equivalents and short-term investments consist of the following:

	As of
	December 31, 2016	June 30, 2017
	(In thousands)
Cash and cash equivalents:
Cash	$364,766	$224,080
Short-term investments:
Bank time deposits	31,188	385,105

Total cash, cash equivalents and short-term investments	$395,954	$609,185

WEIBO CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Cash, Cash Equivalents and Short-term Investments (Continued)

        The carrying amounts of cash, cash equivalents and short-term investments approximate fair value. Interest income was $3.2 million and $5.3 million for the six months ended June 30, 2016 and 2017, respectively. The maturity dates for the time deposits were within one year.

4. Long-term Investments

        Long-term investments comprised of investments in privately held and publicly traded companies. The following sets forth the changes in the Group's long-term investments:

	Cost Method	Equity Method	Available-for-Sale Securities	Total
	(In thousands)
Balance at December 31, 2016	$390,330	$4,329	$5,274	$399,933
Investments made	20,902	—	—	20,902
Gain from equity method investment	—	210	—	210
Dividend from equity method investment	—	(267)	—	(267)
Impairment on investments	(1,384)	—	—	(1,384)
Unrealized loss	—	—	(901)	(901)
Currency translation adjustment	1,111	107	—	1,218

Balance at June 30, 2017	$410,959	$4,379	$4,373	$419,711

        As of December 31, 2016 and June 30, 2017, investments accounted for under the cost method were $390.3 and $411.0 million, respectively. Investments were accounted for under the cost method if the Group had no significant influence or if the underlying shares were not considered in substance ordinary shares and had no readily determinable fair value.

        For the six months ended June 30, 2017, the Group made investments in private high-tech companies totaling $20.9 million, which were accounted for under the cost method. These investments were made, in general to expand and strengthen the Group's ecosystem.

        Investments in marketable securities are held as available-for-sale and reported at fair value due to changes in quoted market price. As of December 31, 2016 and June 30, 2017, the fair value of the AFS investment was $5.3 million and $4.4 million, respectively.

        The Group performs an impairment assessment on its investments regularly and determines whether investment impairment, if any, is other-than-temporary based on changes in quoted market price or other impairment indicators. For the six months ended June 30, 2016 and 2017, the Group recorded impairment charges of $4.1 million and $1.4 million, respectively, on the carrying value of its long-term investments, as a result of the investments not performing to expectation.

WEIBO CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Goodwill and Intangible Assets

        The following sets forth the changes in the Group's goodwill by segment:

	Advertising & Marketing	Other	Total
	(In thousands)
Balance as of December 31, 2016	$—	$10,266	$10,266
Currency translation adjustment	—	396	396

Balance as of June 30, 2017	$—	$10,662	$10,662

        As of December 31, 2016 and June 30, 2017, the balance of goodwill was $10.3 million and $10.7 million, respectively. The increase of its balance in the six months ended June 30, 2017 was mainly due to the appreciation of the Renminbi and was reflected in currency translation adjustment in unaudited interim condensed consolidated financial statements.

        As of June 30, 2017, the Group's intangible assets totaled $0.8 million, mainly consisted of acquired game-related platform technology and a non-compete agreement. The amortization expense for the six months ended June 30, 2016 and 2017 was $0.4 million and $0.3 million, respectively. As of June 30, 2017, estimated amortization expenses for future periods are expected as follows:

Twelve Months Ended June 30,	(In thousands)
2018	$629
2019 and thereafter	182

Total expected amortization expense	$811

6. Stock-Based Compensation

        In August 2010, the Company adopted the 2010 Share Incentive Plan (the "2010 Plan"), which has a term of ten years and permits the grant of options, share appreciation rights, restricted shares and restricted share units of the Company to employees, directors and consultants of the Company and its affiliates. Under the plan, a total of 35 million ordinary shares were initially reserved for issuance. The maximum number of ordinary shares available for issuance will be reduced by one share for every one share issued pursuant to a share option or share appreciation right and by 1.75 share for every one share issued as restricted shares or pursuant to a restricted shares unit. In March 2014, the 2010 Plan was terminated and all remaining shares were forwarded to the 2014 Plan.

        In March 2014, the Company adopted the 2014 Share Incentive Plan (the "2014 Plan"), which was funded by the remaining 4.6 million shares from the 2010 Plan plus an additional 1.0 million shares. On January 1, 2015, shares in the 2014 Plan, which have a term life of ten years, were allowed a one-time increase in the amount equal to 10% of the total number of Weibo shares issued and outstanding on a fully-diluted basis as of December 31, 2014. Each share in the 2014 Plan pool allows for a grant of a restricted share unit or option share. The Company intends to use such share incentive plan to attract and retain employee talent.

WEIBO CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Stock-Based Compensation (Continued)

        The following table sets forth the stock-based compensation included in each of the relevant accounts:

	Six Months Ended June 30,
	2016	2017
	(In thousands)
Cost of revenues	$1,051	$1,635
Sales and marketing	1,918	3,761
Product development	6,056	10,245
General and administrative	6,770	6,985

	$15,795	$22,626

        Stock based compensation related to the grants were amortized generally over four years on a straight-line basis with $15.8 million and $22.6 million expensed for the six months ended June 30, 2016 and 2017, respectively.

        The following table sets forth a summary of the number of shares available for issuance:

Shares Available
(In thousands)
December 31, 2016	18,878
Addition	—
Granted*	(561)
Cancelled/expired/forfeited	123

June 30, 2017	18,440

*
During the six months ended June 30, 2017, 0.6 million restricted share units and no options were granted under the 2014 Plan.

WEIBO CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Stock-Based Compensation (Continued)

Stock Options

        The following table sets forth a summary of option activities under the Company's stock option program:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)		(In years)	(In thousands)
December 31, 2016	2,587	$1.41	1.6	$101,403
Granted	—	$—
Exercise	(1,744)	$0.80
Cancelled/expired/forfeited	(2)	$3.49
June 30, 2017	841	$2.67	2.0	$53,626

Vested and expected to vest as of June 30, 2017	835	$2.66	2.0	$53,287
Exercisable as of June 30, 2017	790	$2.62	1.9	$50,466

        The total intrinsic value of options exercised for the six months ended June 30, 2017 was $99.4 million. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. As reported by the NASDAQ Global Selected Market, the Company's ending stock price as of December 31, 2016 and June 30, 2017 was $40.60 and $66.47, respectively. Cash received from the exercise of stock option during the six months ended June 30, 2016 and 2017 was $2.1 million and $1.4 million, respectively.

        As of June 30, 2017, unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to the Group's employees and directors was $0.4 million. Total unrecognized compensation cost is expected to be recognized over a weighted-average period of 0.4 years and may be adjusted for future changes in estimated forfeitures.

        Information regarding stock options outstanding at June 30, 2017 is summarized below:

Range of Exercise Prices	Options Outstanding	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
	(In thousands)		(In thousands)		(In years)
$0.36 - $0.41	151	$0.38	151	$0.36	0.25
$0.96 - $1.80	69	$0.97	69	$0.97	0.75
$3.25 - $3.36	278	$3.33	278	$3.33	1.91
$3.43 - $3.50	343	$3.48	293	$3.48	3.10

	841	$0.39	791	$2.62	0.29

WEIBO CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Stock-Based Compensation (Continued)

Restricted Share Units

Summary of Performance-Based Restricted Share Units

        The following table sets forth a summary of performance-based restricted share unit activities:

	Shares Granted	Weighted-Average Grant Date Fair Value
	(In thousands)
December 31, 2016	108	$27.00
Awarded	155	$50.45
Vested	(102)	$27.00
Cancelled	(10)	$34.74

June 30, 2017	151	$50.48

        As of June 30, 2017, there was $5.0 million unrecognized compensation cost, adjusted for estimated forfeitures, related to performance-based restricted share units granted to the Company's employees.

Summary of Service-Based Restricted Share Units

        The following table sets forth a summary of service-based restricted share unit activities:

	Shares Granted	Weighted-Average Grant Date Fair Value
	(In thousands)
December 31, 2016	5,458	$17.23
Awarded	406	$51.61
Vested	(1,295)	$17.00
Cancelled	(113)	$17.32

June 30, 2017	4,456	$20.43

        As of June 30, 2017, unrecognized compensation cost, adjusted for estimated forfeitures and related to non-vested, service-based restricted share units granted to the Company's employees and directors, was $76.3 million. This cost is expected to be recognized over a weighted-average period of 2.7 years. The total fair value based on the vesting date of the restricted share units vested was $22.0 million for the six months ended June 30, 2017.

WEIBO CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Other Balance Sheet Components

	As of
	December 31, 2016	June 30, 2017
	(In thousands)
Accounts receivable, net:
Due from third parties	$66,701	$87,839
Due from Alibaba	24,293	19,187
Due from other related parties	31,589	36,076

Total gross amount	$122,583	$143,102

Allowance for doubtful accounts:
Balance at the beginning of the year/period	(1,375)	(6,529)
Reversal (additional provision) charged to expenses, net	(7,787)	(4,086)
Write-off	2,633	2,186

Balance at the end of the year/period	(6,529)	(8,429)

	$116,054	$134,673

Prepaid expenses and other current assets:
Rental and other deposits	$3,965	$2,304
Prepayment for investments	24,953	29,389
Advertising prepayment	5,267	3,144
Prepayment to outsourced service providers	4,043	5,134
Amounts deposited by users*	21,203	22,026
Others	7,233	8,488

	$66,664	$70,485

Property and equipment, net:
Computers and equipment	$94,170	$104,388
Leasehold improvements	2,054	2,330
Furniture and fixtures	922	1,076
Others	1,655	1,752

Property and equipment, gross	98,801	109,546
Less: Accumulated depreciation	(75,985)	(83,622)

	$22,816	$25,924

Accrued and other liabilities**:
Payroll and welfare	$33,786	$30,323
Marketing expenses	40,968	43,664
Payroll withholding taxes	3,547	3,547
Sales rebates	31,598	40,434
Professional fees	4,255	4,559
VAT and other tax payable	35,728	68,714
Payable to other service providers	1,457	731
Amounts due to users*	21,203	22,026
Others	7,600	6,982

	$180,142	$220,980

*
Weibo wallet enables users to conduct interest-generation activities on Weibo, such as handing out "red envelops" and coupons to users and purchase different types of products and services on Weibo, including those offered by the Group, such as marketing services and VIP membership, and those offered by Weibo's platform partners, such as e-commerce merchandises, financial products and virtual gifts. Amounts deposited by users primarily represent the receivables temporarily held in Weibo's account on a third party online payment platform for Weibo wallet users. Amounts due to users represent the balances that are payable on demand to Weibo wallet users and therefore are reflected as current liability on the unaudited interim condensed consolidated balance sheets.

**
Include amounts due to third parties, employees, related parties and Weibo wallet users.

WEIBO CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Income Taxes

        The Company is registered in the Cayman Islands and mainly operates in two taxable jurisdictions—the PRC and Hong Kong.

        The Group's income before income taxes is as follows:

	Six Months Ended June 30,
	2016	2017
	(In thousands, except percentage)
Income before income tax expenses	$33,925	$147,441
Loss from non-China operations	$(14,620)	$(23,737)
Income from China operations	$48,545	$171,178
Income tax expense applicable to China operations	$2,344	$27,679
Effective tax rate for China operations	4.8%	16.2%

        The Company generated the majority of its operating income from PRC operations and has recorded income tax provision for the periods presented. Stock-based compensation was recorded in the Company's loss from non-China operations.

Cayman Islands

        Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is required.

China

        Effective January 1, 2008, the Enterprise Income Tax Law (the "EIT Law") in China unifies the enterprise income tax rate for the entities incorporated in China at 25%, unless they are eligible for preferential tax treatment. On February 22, 2008, relevant governmental regulatory authorities released the qualification criteria, application procedures and assessment processes for "software enterprise," which can enjoy an income tax exemption for two years beginning with its first profitable year and a 50% tax reduction, at a rate of 12.5% for the subsequent three years. The Group's WFOE qualifies as a software enterprise and, thus, enjoyed an income tax exemption in 2015 and 2016, as the WFOE was profitable in both years. The tax status of the Group's WFOE changed from being fully tax exempted to being subject to 50% of the enterprise income tax rate, which is 12.5%, in 2017.

        The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose "de facto management body" is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the "de facto management body" as "the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located." Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the

WEIBO CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Income Taxes (Continued)

EIT Law, should Weibo be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.

        The EIT Law also imposes a withholding income tax rate of 10% on dividends distributed by a WFOE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a WFOE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the WFOE). The State Administration of Taxation further promulgated Circular 601 on October 27, 2009, which provides that tax treaty benefits will be denied to "conduit" or shell companies without business substance and that a beneficial ownership analysis will be used based on a "substance-over-form" principle to determine whether or not to grant the tax treaty benefits.

        The operations of the Group's WFOE in China is invested and held by Weibo HK. If the Company is regarded as a non-resident enterprise and Weibo HK is regarded as a resident enterprise, then Weibo HK may be required to pay a 10% withholding tax on any dividends payable to the Company. If Weibo HK is regarded as a non-resident enterprise, then Weibo Technology may be required to pay a 5% withholding tax for any dividends payable to Weibo HK. However, it is still unclear at this stage whether Circular 601 applies to dividends from Weibo Technology paid to Weibo HK. If Weibo HK were not considered as "beneficial owners" of any dividends from Weibo Technology, the dividends payable to Weibo HK would be subject to a withholding tax of 10%. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to Weibo Corporation and are subject to the withholding taxes. The current policy approved by the Company's board of directors allows the Group to distribute PRC earnings offshore only if the Group does not have to pay a dividend tax. As of December 31, 2016 and June 30, 2017, the Group did not record any withholding tax for its PRC subsidiaries.

9. Related Party Transactions

        The following sets forth significant related parties and their relationships with the Company:

Company Name	Relationship with the Company
SINA	Parent and affiliates under common control.
Alibaba	Strategic partner and significant shareholder of the Company.

        Matching loan between Weibo and SINA.

        In January 2017, the Company and its certain subsidiary entered into one-year loan agreements with SINA and SINA's certain subsidiary, pursuant to which the Company is entitled to draw down U.S. dollar-denominated loan from SINA and the SINA subsidiary is entitled to draw down equivalent

WEIBO CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Related Party Transactions (Continued)

RMB-denominated loan from the Company's subsidiary, to facilitate each other's business operations. All of the loans carry a fixed rate of interest equal to the current market interest rate as of the dates when the principal was drawn down. As of June 30, 2017, the Company had a U.S. dollar-denominated loan from SINA with principal amount of $60.0 million, and the Company's subsidiary has a RMB-denominated loan to the SINA's subsidiary with principal amount of $60.5 million, respectively. For the six months ended June 30, 2017, interest income that the Group earned from such RMB-denominated loans was $0.9 million, and interest expense that the Group accrued for such U.S. dollar-denominated loans was $0.8 million, respectively.

        The following sets forth significant related party transactions with the Company:

	Six Months Ended June 30,
	2016	2017
	(In thousands, except percentage)
Transactions with SINA
Revenue billed through SINA(1)	$13,301	$25,965
Costs and expenses allocated from SINA(2)	$12,527	$17,612
Interest income on matching loan to SINA	$—	$923
Interest expense on matching loan from SINA	$—	$831

(1)
For the six months ended June 30, 2016 and 2017, the Group billed $13.3 million and $26.0 million, respectively, to third parties through SINA.

(2)
Costs and expenses allocated from SINA represented the charges for certain services provided by SINA's affiliates and charged to the Company using actual cost allocation based on proportional utilization. In addition to the allocated costs and expenses, SINA also billed $11.1 million and $10.4 million for other costs and expenses associated with Weibo's business for the six months ended June 30, 2016 and 2017 respectively.

	Six Months Ended June 30,
	2016	2017
	(In thousands, except percentage)
Transactions with Alibaba
Advertising and marketing services provided to Alibaba	$23,969	$20,987
Services provided by Alibaba	$6,752	$11,594

WEIBO CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Related Party Transactions (Continued)

        The following sets forth related party outstanding balance:

	As of
	December 31, 2016	June 30, 2017
	(In thousands)
Amount due from SINA(3)	$18,565	$—
Amount due to SINA(3)	$—	$2,885
Matching loan to SINA(4)	$—	$61,360
Matching loan from SINA(4)	$—	$60,831
Accounts receivable due from Alibaba	$24,293	$19,187

(3)
The Group uses amount due from/to SINA to settle balances arising from cost and expenses allocated from SINA based on proportional utilization, other expenditures associated with the Weibo business paid by SINA and third-party customer and supplier balances settled through SINA. As of June 30, 2017, the amount due to SINA included a $2.0 million short-term loan from SINA.

(4)
As of June 30, 2017, the outstanding balances of matching loan to/from SINA included the principal amount of loans and the interest income/expense accrued for the six months ended June 30, 2017.

        For the six months ended June 30, 2016 and 2017, advertising and marketing revenues generated from other related parties were $18.4 million and $30.2 million, respectively, and other revenues from other related parties were $0.3 million and $1.9 million, respectively. For the six months ended June 30, 2016 and 2017, the Group received promotional services from other related parties amounting to approximately $4.5 million and $1.5 million, respectively. As of December 31, 2016 and June 30, 2017, amount due from other related parties was $30.1 million and $34.6 million, respectively, and accrued and other liabilities due to other related parties were $9.3 million and $6.4 million, respectively.

10. Net Income per Share

        Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the period. Options and RSUs are not considered outstanding in the computation of basic earnings per share ("EPS"). Diluted EPS is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method.

WEIBO CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Net Income per Share (Continued)

        The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	Six Months Ended June 30,
	2016	2017
	(In thousands, except per share data)
Basic net income per share calculation:
Numerator:
Net income attributable to Weibo	$32,955	$120,479
Denominator:
Weighted average ordinary shares outstanding	212,903	219,281
Basic net income per share attributable to Weibo	$0.15	$0.55

Diluted net income per share calculation:
Numerator:
Net income attributable for calculating diluted net income per share	$32,955	$120,479
Denominator:
Weighted average ordinary shares outstanding	212,903	219,281
Weighted average ordinary shares equivalents:
Effects of dilutive securities
Stock options	5,318	1,839
Unvested restricted share units	2,559	3,835
Shares used in computing diluted net income per share attributable to Weibo	220,780	224,955
Diluted net income per share attributable to Weibo	$0.15	$0.54

11. Segment Information

        The Group currently operates and manages its business in two principal business segments globally—advertising and marketing services and other services. Information regarding the business segments provided to the Group's chief operating decision makers ("CODM"), its Chief Executive Officer, is at the revenue level and the Group currently does not allocate operating costs or assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments. As substantially all of the Group's revenues are derived from within the PRC and substantially all of the Group's long-lived assets are located within the PRC, no geographical information is presented.

        The following is a summary of the Group's revenues:

Revenues	Advertising & Marketing	Other	Total
	(In thousand)
Six months ended June 30, 2016	$226,419	$39,756	$266,175
Six months ended June 30, 2017	$387,637	$64,937	$452,574

WEIBO CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Financial Instruments

Fair Value

        The following table sets forth the financial instruments measured at fair value by level within the fair value hierarchy as of December 31, 2016 and June 30, 2017:

	Fair Value Measurements
	Total	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
As of December 31, 2016:
Bank time deposits*	$31,188	$—	$31,188	$—
Available-for-sale securities**	5,274	5,274	—	—

Total	$36,462	$5,274	$31,188	$—

As of June 30, 2017:
Bank time deposits*	$385,105	$—	$385,105	$—
Available-for-sale securities**	4,373	4,373	—	—

Total	$389,478	$4,373	$385,105	$—

*
Included in cash and cash equivalents and short-term investments on the Group's unaudited interim condensed consolidated balance sheets.

**
Included in long-term investments on the Group's unaudited interim condensed consolidated balance sheets.

Recurring

        The Group measures bank time deposits and available-for-sale securities at fair value on a recurring basis.

        The fair value of the Group's available-for-sale securities are determined based on the quoted market price (Level 1). The fair value of the Group's bank time deposits are determined based on the quoted market price for similar products (Level 2).

        The Group reviews its available-for-sale investments regularly to determine if an investment is other-than-temporarily impaired due to changes in quoted market price or other impairment indicators. No impairment was charged for the six months ended June 30, 2016 and 2017 (see Note 4 for further information).

Non-recurring

        The Group measures certain financial assets, including investments under the cost method and equity method, at fair value on a non-recurring basis only if an impairment charge is recognized.

        The fair value of the Group's privately held investments are determined using the income approach with unobservable inputs, such as the investee company's historical financial results and assumptions about future growth rates, which require significant judgment to determine, and the market approach based on market participants' price quote for the investment. Certain privately held

WEIBO CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Financial Instruments (Continued)

investments under the cost method and equity method were measured using significant unobservable inputs (Level 3). For the six months ended June 30, 2016 and 2017, several investments were written down from their respective carrying value to a fair value of nil, with impairment charges incurred and recorded in earnings for the period. The impairment charges related to these investments were $4.1 million and $1.4 million, respectively (see Note 4 for further information).

        The Group's non-financial assets, such as intangible assets, goodwill and fixed assets, are measured at fair value only if they were determined to be impaired. In accordance with the Group policy to perform an impairment assessment of its goodwill on an annual basis as of the balance sheet date or when facts and circumstances warrant a review, the Group performed an impairment assessment on its goodwill by reporting unit annually. The Group concluded that no write-down was warranted as of December 31, 2016.

13. Commitments and Contingencies

        Operating lease commitments include the commitments under the lease agreements for the Group's office premises. The Group leases its office facilities under non-cancelable operating leases with various expiration dates through 2022. For the six months ended June 30, 2016 and 2017, lease expense was $8.5 million and $4.8 million, respectively. Based on the current rental lease agreements, future minimum lease payments required as of June 30, 2017 was as follows:

Operating lease commitments	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
As of June 30, 2017:	$37,524	$8,728	$16,505	$12,291	$—

        Purchase commitments mainly include minimum commitments for internet connection and marketing activities.

        Purchase commitments as of June 30, 2017 was as follows:

Purchase commitments	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
As of June 30, 2017:	$279,429	$242,570	$36,759	$100	$—

        There are uncertainties regarding the legal basis of the Group's ability to operate an Internet business in China. Although China has implemented a wide range of market-oriented economic reforms, the telecommunication, information and media industries remain highly regulated. Not only are such restrictions currently in place, the existing regulations are unclear as to which specific segments of these industries companies with foreign investors, including the Company, may operate. Therefore, the Group may be required to limit the scope of its operations in China, and this could have a material adverse effect on its financial position, results of operations and cash flows.

        In June and August 2017, the Company and certain of its officers were named as defendants in two putative securities class actions filed in the United States District Court for the District of New Jersey, respectively. The actions—purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the Company's ADSs between April 27 and

WEIBO CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Commitments and Contingencies (Continued)

June 22, 2017 or between April 28, 2016 and June 19, 2017, allege that the Company's public filings contained misstatements and omissions in violation of the U.S. federal securities laws. On August 28, 2017, two sets of purported shareholders filed motions to consolidate the cases and appoint themselves as lead plaintiffs of the purported plaintiff class and appoint their designated counsel as lead counsel. The cases are otherwise in their preliminary stages. As of this stage, the Company is unable to estimate the possible outcome or loss or possible range of loss, if any, associated with the resolution of these lawsuits. As of June 30, 2017, no losses with respect to this contingency were accrued.

14. Subsequent Events

        In October 2017, the board of directors (the "Board") of the Company authorized the Company to offer convertible senior notes due 2022 (the "notes") up to a certain aggregate principal amount in a capital markets transaction, subject to market conditions. The net proceeds from the notes will be used for general corporate purposes, including working capital needs and potential acquisition of complementary businesses.

        The conversion rate and other terms of the notes have not been finalized and will be determined at the time of the offering.